









ZENVAULT MEDICAL

Corporate:
450 East Happy
Canyon Road
Castle Rock, CO
80104
USA

Tel:
303] 814 8121

Fax:
303] 814 1495

Technology Center:
308 42nd Ave.
San Mateo, CA 94403
USA

www.zenvault.com

February 25, 2011

BY FACSIMILE TO 703-813-6963
and ELECTRONIC MAIL TO wilsone@sec.gov

Received SEC
MAR 04 2011
Washington, DC 20549

The Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business
100 F Street NE
Washington, DC 20549

Ladies and Gentlemen of the Commission:

Our Company has initially filed an offering statement under Regulation A with the Commission for which you are in receipt. The filing erroneously did not include the required financial statements which are attached hereto and constitute an amendment to our initial filing under §230.252(h)(1).

The undersigned hereby certify, under penalty of perjury, that the information contained herein is accurate and complete as of the date of this Offering Statement. The undersigned constitutes a majority of the Board of Directors and a majority of the Officers of the corporation.

Dated: February 25, 2011

By:

John Botdorf
Chairman and Acting CFO

Alan Gin
Director, President, CEO and Secretary

Michael J. Tarutis
Director and VP Legal Affairs

If there are any questions about this filing, please contact:

Michael J. Tarutis, Esq.
ZenVault Medical Corporation
450 Happy Canyon Road
Castle Rock, CO 80108
720-273-2844
tarutis@comcast.net

There has been no activity, promotion or sales of any securities in ZenVault to date. The single entry on the financials represents money placed into the escrow account at the behest of two Founders in anticipation of the Preferred Series "A" round approval from the Commission. The Company currently has no operating account, and has not commenced operations. This is the sole bank account for the corporation



gold & gold

CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2011

Received SEC

MAR 04 2011

Washington, DC 20549

ZenVault Medical Corporation
450 E. Happy Canyon Road
Castle Rock, CO 80108

The accompanying balance sheet of ZenVault Medical Corporation as of December 31, 2010 and the related statements of income and cash flows for the year then ended have been compiled by us.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any form of assurance on them.

Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the company's financial position. Accordingly, these financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to ZenVault Medical Corporation

Gold & Gold

Gold & Gold CPAs

23564 Calabasas Rd., Suite 201, Calabasas, CA • 91302 • (818) 222-1040 • FAX: (818) 222-1041

ZENVAULT MEDICAL CORPORATION
DECEMBER 31, 2010

ZENVAULT MEDICAL CORPORATION
(Compiled)

BALANCE SHEET   DECEMBER 31, 2010

ASSETS

Current Assets

Cash in escrow	115,910	
Total current assets		115,910
Total assets		115,910

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity

Series A cumulative preferred stock (Authorized 20,000,000 and issued 232,000 shares)	116,000	
Series B cumulative preferred stock (Authorized 10,000,000 and issued 4,493,198 shares)	0	
Founder common stock (Authorized 4,004,219 and issued 4,004,219 shares)	0	
Common stock (Authorized 45,995,781 and unissued)	0	
Stock options at one penny (Authorized 8,000,000 and issued 1,950,000)	0	
Net Loss	(90)	
Total stockholders' equity		115,910
Total liabilities and stockholders' equity		115,910

See accountants' report and notes to   EXHIBIT A
financial statements.

ZENVAULT MEDICAL CORPORATION
(Compiled)

	FOR THE INITIAL PERIOD BEGINNING
STATEMENT OF INCOME	AUGUST 17, 2010 AND ENDING DECEMBER 31, 2010

Interest Income	155	
Total income		155
Operating expenses		
Bank charges	245	
Total operating expenses		245
Net loss		90

See accountants' report and notes to
financial statements.

EXHIBIT B

1. RESTRICTED CASH AND DESIGN AND BUILD OBLIGATION:

    a. There is a minimum threshold amount of $250,000 that the company must raise to release the funds from escrow. Once released, the funds will be applied to: (i) partial payment of ZeroNines License; (ii) partial payment of ZenVault Medical Design and Build contract; and (iii) partial payment as salaries to the engineers and management.

    b. Per the agreement between ZenVault Medical and ZeroNines, ZenVault Medical is not obligated to pay ZeroNines the full amount owed under the $620,000 Design and Build contract and will not require ZenVault Medical to pay more than 50% of the total amount of capital raised at any time during the fund raising campaign and/or 50% of its revenues until completely paid in full.

The above notes are an integral
part of these financial statements.

EXHIBIT C
Page 1 of 1